Exhibit 2.1

Execution Copy

FIRST AMENDMENT
TO
AGREEMENT AND PLAN OF MERGER

This FIRST AMENDMENT to AGREEMENT AND PLAN OF MERGER (this “Amendment”) is entered into as of April 12, 2007, among Caritor, Inc., a California corporation (the “Buyer”), Renaissance Acquisition Corp., a Massachusetts corporation and a wholly-owned subsidiary of the Buyer (the “Merger Subsidiary”), and Keane, Inc., a Massachusetts corporation (the “Company”).

WHEREAS, the parties entered into an Agreement and Plan of Merger dated as of February 6, 2007 (the “Merger Agreement”); and

WHEREAS, the parties desire to amend the Merger Agreement pursuant to the terms of this Amendment.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, the parties agree as follows:

1.             Except as otherwise specifically defined in this Amendment, capitalized terms used in this Amendment without definition shall have the meaning ascribed thereto in the Merger Agreement.

2.             The Buyer and Merger Sub hereby grant the following waivers:

(a)           The Buyer and Merger Sub hereby grant a waiver under the Merger Agreement to permit the Company to amend that certain Credit Agreement dated as of September 15, 2005 (as amended and in effect from time to time, the “Credit Agreement”) by and among the Company, each lender from time to time party thereto (collectively, the “Credit Agreement Lenders”), Bank of America, N.A. as Administrative Agent (in such capacity, the “Agent”), Swing Line Lender and L/C Issuer, KeyBank National Association, as Syndication Agent and Wachovia Bank, National Association, as Documentation Agent pursuant to and in accordance with the terms of the Second Amendment to Credit Agreement dated as of the date hereof and attached hereto as Annex A (the “Credit Agreement Amendment”).

(b)           The Buyer and Merger Sub hereby grant a waiver under the Merger Agreement to permit the Company to pay amendment and structuring fees to the Credit Agreement Lenders and the Agent or any of the Agent’s affiliates in exchange for the amendments and waivers set forth in the Credit Agreement Amendment in the amounts (but not more than the amounts) set forth in the Credit Agreement Amendment and the fee letter referenced therein.

(c)           The Buyer and Merger Sub hereby grant a waiver under the Merger Agreement (i) to permit the Company to increase the commitments under the Credit Agreement as provided pursuant to the Credit Agreement (the “Accordion”), and (ii) in connection therewith, to pay fees in cash in the aggregate amount of up to $100,000 to the Credit Agreement Lenders participating in such increased commitment and the Agent or any affiliate of the Agent.

(d)           The Buyer and Merger Sub hereby grant a waiver under the Merger Agreement to permit the Company to make one or more drawdowns under the Credit Agreement (including drawdowns utilizing the Accordion) to make payments, and to make such payments, for the following purposes: (i) to pay principal of the Debentures (defined below), accrued ordinary, non-penalty interest and default interest thereon (which default interest is estimated to be no more than $50,000) (all such amounts are referred to collectively as “Accelerated Bond Amounts”) when due (and not before then)  under the Indenture (the “Indenture”) dated as of June 28, 2003 by and between the Company and U.S. Bank, National Association (formerly Wachovia Bank, National Association), as trustee (the “Trustee”) for the Company’s 2% Convertible Subordinated Debentures due 2013 (the “Debentures”) and the Debentures issued thereunder, as a result of the acceleration of the date on which the Debentures must be repaid in full due to the failure of the Company to timely file its annual report on Form 10-K for the year ended December 31, 2006 or its quarterly report on Form 10-Q for the first or second fiscal quarters of 2007, and (ii) to purchase Debentures prior to the date such Debentures become due and payable so long as (A) such Debentures are promptly cancelled by the Company and (B) the total cumulative amount of the consideration (including any fees and commissions) paid in connection with the purchase of each such Debenture does not exceed the face amount of such Debenture plus accrued and unpaid interest thereon (all such amounts are referred to collectively as the “Repurchased Bond Amounts”).

(e)           The Buyer and Merger Sub hereby grant a waiver under the Merger Agreement to permit the Company to pay in cash or through borrowings permitted to the extent permitted in Section 2(c) above, and to incur the obligation to pay, the Accelerated Bond Amounts, the Repurchased Bond Amounts, tax liabilities up to $18,000,000 resulting from the payment or purchase of the Debentures, and other fees, costs and expenses payable to the Trustee, the holders of the Debentures and/or their representatives in an aggregate amount not to exceed $200,000.

3.             The Buyer acknowledges that the Company’s Form 10-K for fiscal year end 2006 was required to have been filed on or before March 16, 2007 and was not timely filed.  The Buyer represents that it has not, as of the date hereof, made a determination that the failure of the Company to make such filing on or before March 16, 2007 constitutes a Company Material Adverse Effect; provided, however, that, except as otherwise set forth in Section 2 of this Amendment, the Buyer reserves all rights and remedies that it may have, now or at any time in the future, with respect to such failure to file or any continued delay in filing (including, except as otherwise set forth in Section 2 of this Amendment, any of the consequences of or other facts, events, conditions or circumstances arising out of such failure to file the Form 10-K or continued delay in such filing) and does not waive any of its rights or remedies under the Merger Agreement with respect thereto.

4.             Except as expressly set forth in this Amendment, the waivers by the Buyer and Merger Sub set forth in Section 2 hereof (i) shall not prejudice or limit any rights or remedies of the Buyer or the Merger Sub in connection with the subject matter of such waivers, the events, circumstances and conditions that give rise to the need for such waivers or any of the consequences of such subject matter or events, circumstances and conditions or the consequences of restrictions imposed by the Credit Agreement Amendment or actions taken pursuant to Section 2(a) hereof and (ii) shall not constitute a consent by the Buyer and the Merger Sub to, or a waiver of any restriction in the Merger Agreement with respect to, any action permitted to be taken by the Company pursuant to the Credit Agreement Amendment.

5.             Except as specifically stated above, the Merger Agreement is hereby ratified and confirmed and remains in full force and effect and is not modified or amended hereby and no rights or remedies thereunder are waived.  To the extent that the Merger Agreement or any of the documents and agreements attached as exhibits to the Merger Agreement, referred to therein or contemplated thereby refer to the Merger Agreement, such reference shall mean the Merger Agreement as amended hereby. All references to “the date hereof” in the Merger Agreement shall continue to refer to the date of the Merger Agreement before any amendment.

[The Next Page is the Signature Page]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective officers thereunto duly authorized as of the date set forth in the initial caption of this Amendment.

CARITOR, INC.

By	/s/ S. Subramanian
Name: S. Subramanian
Title: Chairman and CEO

RENAISSANCE ACQUISITION CORP.

By	/s/ S. Subramanian
Name: S. Subramanian
Title: CEO

KEANE, INC.

By	/s/ Kirk Arnold
Name:	Kirk Arnold
Title:	Vice Chair and President and Chief Executive
Officer